SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on November 17, 2009, as amended by Amendment No. 1, Amendment No. 2 , Amendment No. 3 and Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Diedrich with the SEC on November 24, 2009, November 24, 2009, November 25, 2009 and December 1, 2009, respectively (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), through its wholly-owned subsidiary, Marty Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock determined by dividing $8.67 by the volume weighted average price for one (1) share of Peet’s common stock as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the date on which Purchaser accepts any shares of Common Stock for exchange pursuant to such offer, provided that in no event will such fraction exceed 0.315, all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4 filed by Peet’s with the SEC, as amended, and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward-Looking Statements”:

On December 2, 2009, Diedrich issued a press release announcing that on Tuesday, December 1, 2009, Green Mountain Coffee Roasters, Inc. (“GMCR”) enhanced its proposal to enter into a merger transaction pursuant to which GMCR would acquire all of the outstanding shares of Diedrich Common Stock for $35.00 per share in cash. In addition, GMCR proposed a form of merger agreement that is more favorable to Diedrich’s stockholders than the current Merger Agreement with Peet’s. In light of this enhanced proposal from GMCR, Diedrich also announced that its Board of Directors (the “Board”) determined that the proposal from GMCR, as revised, continues to be a Superior Proposal (as defined in the Peet’s Merger Agreement) to the terms of the Peet’s Merger Agreement and the Offer, as amended by the revised proposal received from Peet’s on November 30, 2009.

GMCR included with its enhanced proposal a revised merger agreement signed by GMCR that reflects the $35.00 per share cash consideration and contains other terms that are more favorable to Diedrich’s stockholders as compared to the existing Peet’s Merger Agreement, as revised by Peet’s recent proposal. More specifically, in addition to the superior consideration, the revised GMCR merger agreement provides for a reduction in the limitations and restrictions on Diedrich’s ability to operate its business during the period prior to the completion of the transaction, as compared to the Peet’s Merger Agreement, as well as an increase in the time period during which Diedrich may remedy deficiencies relating to the satisfaction of certain conditions to the tender offer.

In addition, the revised GMCR merger agreement includes a graduated reverse termination fee such that, if the agreement is terminated by GMCR or Diedrich under certain circumstances, a termination fee in an amount between $8,517,000 and $11,517,000 (depending on the date of termination) would be payable to Diedrich.

GMCR submitted its enhanced proposal in response to Peet’s revised proposal received by Diedrich on the evening of Monday, November 30, 2009, which offered to pay to Diedrich’s stockholders, for each share of Diedrich Common Stock tendered and accepted in the Offer, a combination of 0.321 of a share of Peet’s common stock and an amount between $21.265 and $22.870 such that the value of the total consideration paid per Diedrich share would be equal to $32.50, provided that Peet’s common stock has a value between $30.00 and $35.00 per share. If Peet’s volume-weighted average stock price over a designated five trading day period prior to the completion of the Offer were to be less than $30.00, the value per share received by Diedrich’s stockholders would be less than $32.50, and if Peet’s volume-weighted average stock price over that same period were to be higher than $35.00, the value per share received by Diedrich’s stockholders would be greater than $32.50. As required under the terms of the existing Peet’s Merger Agreement, on Tuesday, December 1, 2009, Diedrich transmitted notice of GMCR’s enhanced proposal to Peet’s.

The Board considered the latest proposals of GMCR and Peet’s and determined that GMCR’s $35.00 all-cash proposal continued to be a Superior Proposal (as defined in the Peet’s Merger Agreement) to Peet’s recent proposal, as outlined above. Peet’s most recent proposal enhanced the original offer consideration, which consisted of a combination of $17.33 in cash and a fraction of a share of Peet’s common stock, having a value equal to $8.67 based on a formula as provided in the Peet’s Merger Agreement, provided that in no event would such fraction have exceeded 0.315 of a share of Peet’s common stock, representing total consideration of $26.00 per share. Peet’s most recent proposal expired at 5:00 p.m. Pacific Time on Tuesday, December 1, 2009, and thus the consideration payable by Peet’s in the Offer reverted to the original amount of $26.00 per share in cash and Peet’s stock.

Peet’s has until 5:00 p.m. Pacific Time on Monday, December 7, 2009, to negotiate with Diedrich to amend the current Merger Agreement and the Offer in a manner that the Board determines is at least as favorable to Diedrich’s stockholders as the enhanced proposal from GMCR. If Peet’s fails to submit to Diedrich a new proposal that leads to such a determination, then, at or after such time, Diedrich intends concurrently to terminate the Peet’s Merger Agreement, pay to Peet’s the termination fee required thereby and enter into the new merger agreement described above with GMCR.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description
(a)(12)	Press Release issued by Diedrich Coffee, Inc. on December 2, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2009

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer